CUSIP No. 936750108                  13D/A
Page 1 of 10 Pages



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----------------

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a) Under the Securities Exchange Act of 1934


(AMENDMENT No. 34)


WARWICK VALLEY TELEPHONE COMPANY
-----------------------------------------------------------
(Name of Issuer)


COMMON STOCK, PAR VALUE $0.01 PER SHARE
-----------------------------------------------------------
(Title of Class of Securities)


936750108
-----------------------------------------------------------
(CUSIP Number)


SANTA MONICA PARTNERS, L.P.
1865 Palmer Avenue
Larchmont, NY  10538
914-833-0875
-----------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2009
-----------------------------------------------------------
(Date of Event that Requires Filing of This Statement)











CUSIP No. 936750108                  13D/A
Page 2 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS, L.P.
		13-3100474
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

		7	SOLE VOTING POWER
NUMBER OF			118,599
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				118,599
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

10	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		118,599
______________________________________________________________

11	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

12	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.2%
___________________________________________________________

CUSIP No. 936750108                  13D/A
Page 3 of 10 Pages


13	TYPE OF REPORTING PERSON
		PN

Filing by Santa Monica Partners, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
		56-2393841
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

		7	SOLE VOTING POWER
NUMBER OF		 	1,000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				1,000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________




CUSIP No. 936750108                  13D/A
Page 4 of 10 Pages


10	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		1,000
______________________________________________________________

11	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

12	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.02%%
___________________________________________________________

13	TYPE OF REPORTING PERSON
		PN

Filing by Santa Monica Partners Opportunity Fund, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities
Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.



1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SMP ASSET MANAGEMENT LLC
		42-1582561
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
	WC (of Santa Monica Partners, L.P.)
______________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		DELAWARE
___________________________________________________________




CUSIP No. 936750108                  13D/A
Page 5 of 10 Pages

		7	SOLE VOTING POWER
NUMBER OF			118,599
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				118,599
			--------------------------------------
		10	SHARED DISPOSITIVE POWER
				0
			--------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		118,599
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES
		[X]
_________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.2%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		OO (LLC)
___________________________________________________________

Filing by SMP Asset Management, LLC of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.


1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS ASSET MANAGEMENT LLC
		48-1289758
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
	WC (of Santa Monica Partners Opportunity Fund, L.P.)
______________________________________________________

CUSIP No. 936750108                  13D/A
Page 6 of 10 Pages


5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		DELAWARE
___________________________________________________________

		7	SOLE VOTING POWER
NUMBER OF			1,000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				1,000
			--------------------------------------
		10	SHARED DISPOSITIVE POWER
				0
			--------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		1,000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES
		[X]
_________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.02%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		OO (LLC)
___________________________________________________________

Filing by Santa Monica Partners Asset Management, LLC of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.





1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		LAWRENCE J. GOLDSTEIN
___________________________________________________________
CUSIP No. 936750108                  13D/A
Page 7 of 10 Pages

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
	WC (of Santa Monica Partners, L.P., Santa Monica
	Partners Opportunity Fund and certain client accounts)
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		USA
___________________________________________________________

		7	SOLE VOTING POWER
NUMBER OF			119,599
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				119,599
			--------------------------------------
		10	SHARED DISPOSITIVE POWER
				0
____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		127,099
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.37%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		IN
__________________________________________________________
Filing by Lawrence J. Goldstein of this statement shall not
be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.
CUSIP No. 936750108                  13D/A
Page 8 of 10 Pages



Item 1.  Security and Issuer.

No Change


Item 2.   Identity and Background.

(a) This Statement is being filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners").
SMP Asset Management LLC ("SMP Asset Management") is a Delaware limited liability company and the general partner of Santa Monica Partners. Santa Monica Partners Opportunity Fund, L.P.is a Delaware limited partnership ("Santa Monica Partners OF"). Santa Monica Partners Asset Management LLC ("Santa Monica Partners Asset Management") is a Delaware limited liability company and the general partner of Santa
Monica Partners Opportunity Fund, L.P. Lawrence J. Goldstein is an individual investor and the President of Santa Monica Partners and Santa Monica Partners Opportunity Fund. He is also the sole Managing Member of SMP Asset Management and Santa Monica Partners Asset Management.

(b) The principal business address of Santa Monica Partners, SMP
Asset Management, Santa Monica Partners OF, Santa Monica Partners
Asset Management and Lawrence J. Goldstein (collectively, the
"Reporting Persons") is 1865 Palmer Avenue, Larchmont, New York 10538.

(c) Santa Monica Partners is a New York limited partnership. SMP Asset Management LLC is a Delaware limited liability company. Santa Monica Partners OF is a Delaware limited partnership and Santa Monica Partners Asset Management LLC, a Delaware limited liability company.
Mr.Goldstein is a United States citizen.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

The source of all funds for purchases of the Shares by Santa Monica





CUSIP No. 936750108                  13D/A
Page 9 of 10 Pages

Partners and Santa Monica Partners OF was the working capital of Santa Monica Partners and Santa Monica Partners OF respectively. The source of all funds for purchases by SMP Asset Management, Santa Monica Partners Asset Management and Mr. Goldstein, as President and sole owner of SMP Asset Management and Santa Monica Partners Asset Management, was the working capital of Santa Monica Partners and Santa Monica Partners OF respectively. The source of all funds for purchases by Mr. Goldstein on behalf of certain client accounts was the working capital of such accounts.

Such working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.  Purpose of Transaction.

On November 20, 2009, Santa Monica Partners, L.P. submitted a letter to the Board of Directors of the Issuer. Such release of November 20, 2009 is annexed hereto as Exhibit 1 and is incorporated by reference.


Item 5.  Interest in Securities of the Issuer.

(a)-(b) As of November 20, 2009: (i) the Reporting Persons owned beneficially, directly or indirectly, an aggregate of 127,099
Shares, or 2.4% of the Shares outstanding; (ii) Santa Monica
Partners had sole voting and sole dispositive power over 118,599
Shares; Santa Monica Partners OF had sole voting and sole dispositive power over 1,000 Shares; Lawrence J. Goldstein had sole voting and sole dispositive power over 119,599 Shares and sole dispositive power over 127,099 shares.

(c) The following is a list of transactions in the Shares made in open market purchases during the past 60 days:

No change

(d) No Change

(e) No Change


Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

No Change


Item 7.  Material to be filed as Exhibits.


Exhibit 1:
November 20, 2009 Santa Monica Partners, L.P. submitted a letter to the Board of Directors of the Issuer.




SANTA MONICA PARTNERS, L.P.
Founded 1982

1865 Palmer Avenue
Larchmont, New York 10538

Tel. 914.833.0875     Fax 914.833.1068

ljg@smplp.com          www.smplp.com

November 20, 2009

Board of Directors
Douglas B. Benedict
Douglas J. Mello
Robert J. DeValentino, Interim Chairman
Thomas H. Gray
Jeffrey D. Alario
Kelly C. Bloss
Duane W. Albro, President & CEO

Warwick Valley Telephone Company
47 Main Street
Warwick, NY   10990

Dear Lady and Gentlemen:

For Crying Out Loud!

Several months ago, I introduced you to a willing buyer of the Company's sole operating telecom business, which comprises telecommunications services,including local network services, network access services, long distance services, directory services and other services and sales and the recently acquired CLEC.

The buyer firm made an initial offer and subsequently improved their offer in order to fully include and comply with all of management's suggested terms which were indicated necessary to meet with the board's acceptance.

That sale of the operating telecom business would be extremely beneficial to shareholders by substantially enhancing shareholder value, is an obvious fact to everyone, including top management, because it would leave the Company owning a very profitable and fast growing investment. It would eliminate what has been a losing business each and every year since 2005, a period now stretching nearly five years, right up through and including the third quarter of 2009.

Moreover, this losing situation is one without any hope of any long-term success. Neither is it for any lack of trying on the part of CEO Duane Albro and CFO Ken Volz, for two and a half years. The basic business, as you yourselves have regularly written in SEC 10-Q and 10-K filings, "consistent with the past several years, [we] continued to experience overall declines in revenue and access lines due to sustained competition and wireless substitution for landline telephone services in our regulated franchise area."

Where Warwick had 30,261 access lines as recently as December 31, 2002, these customer lines have since declined annually to 20,012 access lines as of December 31, 2008 or 34%. This amounts to an annual rate of decline of 6.7% yearly in Warwick's basic business. Access lines today in November, 2009 are fewer still and will be yet fewer in 2010 and beyond.


This is a huge problem, beyond your and management's control, which you certainly can not end except by selling the telecom to the ready, willing and able acquirer you were extremely fortunate to receive an offer from.

One which met, as mentioned, both management's and the board's criteria and needs. Unfortunately, as you also well know, there are no other interested parties.

If you could merely flush the telecom down the toilet, that would result in an immediate and substantial increase in shareholder value and the WWVY share price. Look at what is left after disposing of the telecom.

The remaining Warwick asset is the 8.108% ownership of the Orange
County-Poughkeepsie Limited Partnership (OCP), arguably one of the world's most profitable (84% Profit Margin), financially strongest
(227% ROE, on its over-capitalized 98.7% Equity to Asset Ratio), growth companies (24% Rate and it has grown for decades, nearly every year since its formation twenty-three years ago).

The OCP is currently paying Warwick in cash at a Q-3 record run-rate of $12,796,000, an increase from $10,357,000 paid to the Company last year
(2008) and $9,651,000 paid the year before (2007). OCP's future is bright with continued growth forecasted in the long term -- the exact opposite of the outlook for the telecom operations. By itself, all investment experts agree, the OCP LP interest is worth a multiple of the $60 million ($12.68 per share) that the entire Company is valued at in the stock market today. Of this, there can be no doubt.

As you know the present 88 cent per share dividend is the only support for the Warwick stock price. You are also aware many Warwick shareholders, including first and foremost retirees, widows and orphans in the community, such as even the largest, Mrs. Julia S. Barry, very much depend upon the dividend payments.

So who among the shareholders does not need and want higher dividends?

By selling the telecom business you fulfill these shareholder wants, needs and desires for a much higher dividend since you could apply 100% of the OCP payments, after taxes, to immediately increasing the dividend nearly 60% to $1.40 per share.

Moreover, if you turned the Company into a passthrough entity, which would not itself have to pay taxes, the dividend can immediately be increased at least 161% to more than $2.30 per share.

Furthermore, and very importantly, not only would you accomplish paying so much more in dividends than are paid today, but shareholders could also l ook forward to receiving a steady flow of increases in the quarterly cash dividend payments because OCP is growing yearly.

Yet despite all these benefits that result from a sale of the telecom the board has recently seen fit abruptly, coldly and out of hand to reject the offer made by the buyer for the telecom without any word of explanation or invitation to continue any dialogue. What's more, I am reliably informed that earlier this year you also did the very same thing and dismissed a different bonafide purchaser.

This is incomprehensible and clearly not in the shareholders' best interest. I would hope that some directors supported the sale, yet a majority of you were dismissive and abrupt, and without any explanation did not.

Faced with a clearly value enhancing opportunity, you rejected it.

We demand to know why.

Sincerely,

Lawrence J. Goldstein







CUSIP No. 936750108                  13D/A
Page 10 of 10 Pages


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SMP ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SANTA MONICA PARTNERS ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


/s/LAWRENCE J. GOLDSTEIN
--------------------------------------
Lawrence J. Goldstein



Exhibit 1: